SURNA, INC.

CERTIFICATE OF DESIGNATIONS OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

PREFERRED STOCK

The undersigned, being the President of SURNA, Inc. a Nevada corporation (the “Corporation”), does hereby certify that the following resolutions, were duly adopted by the directors of the Corporation by written consent on March 26, 2014:

RESOLVED, that, pursuant to the authority expressly granted to and vested in the directors by the provisions of the Articles of Incorporation, as amended (the “Articles of Incorporation”) of the Corporation, the Board of Directors, by Unanimous Consent dated March 26, 2014 adopted a resolution providing for the designation, rights, powers and preferences and qualifications, limitations and restrictions of Seventy Seven Million Two Hundred and Twenty Thousand (77,220,000) shares of Series A Preferred Stock as follows:

1. Designation and Amount. The shares of such series shall be designated as “Series A Preferred Stock” (the “Preferred Stock”) and the number of shares constituting such series shall initially be Seventy Seven Million Two Hundred and Twenty Thousand (77,220,000).

2. Rank.

(a) The Preferred Stock shall rank senior to all classes of common stock of the Corporation (including, without limitation, the Common Stock, par value $.00001 per share (the “Common Stock”), of the Corporation) and to all other class or series of Capital Stock of the Corporation hereafter created which does not expressly rank pari passu with or senior to the Preferred Stock (the “Junior Stock”).

(b) Notwithstanding anything to the contrary contained in the Articles of Incorporation of the Corporation, the vote of the holders of a majority of the Preferred Stock shall be a prerequisite to the designation or issuance of any shares of Capital Stock ranking senior to the Preferred Stock in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

3. Dividends. The holders of shares of Preferred Stock shall not be entitled to receive dividends.

4. Par Value. Each share of Preferred Stock shall have a par value of $.00001.

5. Liquidation Preference. Upon the liquidation, dissolution or winding up of the business of the Corporation, whether voluntary or involuntary, after payment or setting apart for payment of all amounts for, or the distribution of any assets of the Corporation due to the holders of any senior securities, each holder of Preferred Stock shall be entitled to receive, for each share thereof, out of assets of the Corporation legally available therefore, a preferential amount in cash, per share of Preferred Stock, equal to (and not more than) the sum of the (x) Stated Value, plus (y) all accrued and unpaid dividends thereon (the “Liquidation Preference”). The Liquidation Preference shall be paid before the payment or setting apart for payment of any amount for, or the distribution of any assets of the Corporation to the holders of the Corporation’s Junior Stock and common stock. If upon any such distribution the assets of the Corporation shall be insufficient to pay the holders of the outstanding shares of Preferred Stock the full Liquidation Preference, such holders shall share ratably in any distribution of assets in accordance with the sums which would be payable on such distribution if all sums payable thereon were paid in full. Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board of Directors of the Corporation.

6. Voting Rights. Except as otherwise required by Nevada law, the holders of Preferred Stock shall have one vote per share of Preferred Stock equivalent to one vote of the Common Stock..

7. Conversion Rights. There shall be no conversion rights for holders of the Preferred Stock.

8. No Preemptive Rights. Subject to any existing agreements between the Corporation and a holder of Preferred Stock, no holder of the Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terms and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

9. Lost or Stolen Certificates. Upon receipt by the Corporation of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation and, in the case of mutilation, upon surrender and cancellation of the preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date.

10. Amendment. The provisions hereof and the Articles of Incorporation, as amended, of the Corporation shall not be amended in any manner which would adversely affect the rights, privileges or powers of the Preferred Stock without, in addition to any other vote of stockholders required by law, the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock, votingtogether as a single class.

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I further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in this certificate of designation are true and correct of my own knowledge.

Date: March 26, 2014

SURNA, Inc.

By:	/s/ TOM BOLLICH
Name:	Tom Bollich